

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 30, 2016

Jay C. Graham
Chief Executive Officer
WildHorse Resource Development Corporation
9805 Katy Freeway, Suite 400
Houston, TX 77024

> **Re: WildHorse Resource Development Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 23, 2016**
> **File No. 333-214569**

Dear Mr. Graham:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2016 letter.

Use of Proceeds, page 52

1. Tell us why the amount expected to be outstanding under your new revolving credit facility following the completion of your proposed offering differs between the use of proceeds disclosure on page 52 and the capitalization table on page 54.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Capital Resources and Liquidity, page 84

2. We note your proposed disclosure regarding the sources of funding for your remaining 2016 capital expenditures and your 2017 capital expenditure budget. Considering the expected borrowing capacity under your new revolving credit facility and your operating

cash flows through September 30, 2016, provide additional detail explaining your plans to fund future capital expenditures. Refer to Item 303(a)(1) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Douglas E. McWilliams
        Michael S. Telle
        Vinson & Elkins L.L.P.